APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Butter Roll Skate Shop to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

Butter Roll Skate Shop is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Butter Roll Skate Shop is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED OPERATING HISTORY

Butter Roll Skate Shop is a newly established entity and has no history for prospective investors to consider.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Butter Roll Skate Shop's management or vote on and/or influence any managerial decisions regarding Butter Roll Skate Shop. Furthermore, if the founders or other key personnel of Butter Roll Skate Shop were to leave Butter Roll Skate Shop or become unable to work, Butter Roll Skate Shop (and your investment) could suffer substantially.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Butter Roll Skate Shop, and the revenue of Butter Roll Skate Shop can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Butter Roll Skate Shop is significantly more successful than your initial expectations.

UNINSURED LOSSES

Although Butter Roll Skate Shop will carry some insurance, Butter Roll Skate Shop may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Butter Roll Skate Shop could incur an uninsured loss that could damage its business.

CHANGES IN ECONOMIC CONDITIONS COULD HURT BUTTER ROLL SKATE SHOP

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Butter Roll Skate Shop's financial performance or ability to continue to operate. In the event Butter Roll Skate Shop ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Butter Roll Skate Shop competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Butter Roll Skate Shop's core business or the inability to compete successfully against the with other competitors could negatively affect Butter Roll Skate Shop's financial performance.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.